American International Holdings Corp.

August 5, 2021

VIA EDGAR

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington D.C. 20549

Phone: (202) 551-8342

Re:	American International Holdings Corp.
Form S-1 Registration Statement
File No. 333-256059

Acceleration Request

Request Date: Monday, August 9, 2021

Request Time: 11:00 a.m. Eastern Time (or as soon thereafter as practicable)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American International Holdings Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Monday, August 9, 2021, at 11:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Jacob Cohen
Jacob Cohen
Chief Executive Officer

American International Holdings Corp • 7950 Legacy Drive, Suite 400 • Plano, Texas 75024

Website: www.amihcorp.com